July 15, 2005

Mr. Bruce A. Stewart, CMA

Chief Financial Officer

JED Oil Inc.

Dear Sir:

CONSENT OF MCDANIEL AND ASSOCIATES CONSULTANTS LTD.

We consent to the incorporation by reference of references to our firm and of information derived from our report entitled “Evaluation of Oil and Gas Reserves, Based on Constant Prices and Costs, As of December 31, 2004”, dated March 23, 2005, evaluating JED Oil Inc.’s reserves as of December 31, 2004 appearing in the Annual Report on Form 20-F of JED Oil Inc. for the fiscal year ended December 31, 2004 in the Registration Statement (Form S-8 No. 333-121146) pertaining to the Stock Option Plan of JED Oil Inc.

Sincerely,

McDANIEL & ASSOCIATES CONSULTANTS LTD.

/s/ W. C. Seth

W. C. Seth, P. Eng.

Chairman

Calgary, Alberta

Dated: July 15, 2005